Exhibit 99.1

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Kornit Digital Reports 2017 Second Quarter Results

Highlights

•	GAAP second quarter 2017 revenue of $28.6 million, net of $1.4 million of non-cash customer incentive related to outstanding warrants issued to Amazon.
•	Non-GAAP second quarter 2017 revenues of $30.0 million, an increase of 25.3% over the prior-year.
•	Second quarter 2017 GAAP operating loss of $0. 1 million, compared to operating profit of $0.1 million in the prior-year.
•	Second quarter 2017 non-GAAP operating profit of $2.7 million, compared to $1.0 million in the prior-year.
•	Second quarter 2017 GAAP net income of $0.2 million, or $0.01 per diluted share; non-GAAP net income of $3.0 million, or $0.09 per diluted share.

Rosh-Ha`Ayin, Israel – August 7, 2017 – Kornit Digital Ltd. (NASDAQ: KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the second quarter ended June 30, 2017.

Kornit reported non-GAAP net income of $3.0 million, or $0.09 per diluted share, compared to non-GAAP net income of 0.7 million, or $0.02 per diluted share in 2016. Higher profitability on a non-GAAP basis was the result of 25.3% revenue growth year-over-year, improved gross margin, and improved operating cost efficiencies which were reflected in lower operating expenses as a percentage of sales based on higher revenue levels.

During the quarter Kornit participated in several industry trade shows, most notably FESPA Hamburg, where Kornit showcased its various products and closed several deals in both DTG and roll-to-roll, leading to an excellent outcome for the EMEA region during the second quarter.

Gabi Seligsohn, Kornit Digital’s Chief Executive Officer commented, “The printed textile market continues to evolve, demanding faster turnaround times and greater optionality. This trend has continued to drive demand for our industrial systems, while high customer utilization rates expand the usage for our inks and consumables. Our strong first half results with 27% non-GAAP revenue growth reflect the market success of our products that support this ongoing evolution in the supply chain”

Seligsohn added, “We also recognized substantial operating leverage in the second quarter as our global infrastructure investments are now running below the pace of revenue growth. This led to a 500 basis point expansion in our non-GAAP operating margin which combined with our revenue growth, nearly tripled our non-GAAP operating profit compared to the second quarter of 2016.”

Second Quarter Results of Operations

Second quarter GAAP sales for the period which are net of the fair value of the warrants associated with revenues recognized from Amazon were $28.6 million. On a non-GAAP basis, Kornit reported sales of $30.0 million, an increase of 25.3% compared with the prior-year level of $24.0 million. Higher revenues were attributable to an increase across all revenue sources, most notably services which included an increase in system upgrades.

GAAP second quarter gross profit increased 12.6% to $13.2 million, compared with $11.7 million, in the prior-year. Non-GAAP gross profit in the second quarter was $14.7 million, or 49.1% of sales, compared with $11.9 million, or 49.5% of sales in the prior-year.

GAAP operating expenses in the second quarter were $13.2 million, compared to $11.6 million in the prior year period. Non-GAAP operating expenses in the second quarter increased to $12.0 million, or 40.0% of sales, compared to $10.9 million, or 45.4% of sales in the prior year. The decrease in operating expenses as a percentage of sales was consistent with the Company’s previously communicated plans to continue to invest in its global infrastructure buildout, but at a rate slower than revenue growth.

Second quarter non-GAAP research and development expenses were $4.4 million, or 14.6% of sales, compared to $4.0 million, or 16.8% of sales in the prior-year. Second quarter GAAP research and development expenses were $4.6 million, compared to the prior-year period of $4.1 million.

Second quarter non-GAAP selling and marketing expenses were $4.8 million, or 16.0% of sales, compared to $4.1 million, or 17.3% of sales in the prior-year. Second quarter GAAP selling and marketing expenses were $5.3 million, compared to the prior-year period of $4.3 million.

Second quarter non-GAAP general and administrative expenses were $2.8 million, or 9.4% of sales, compared to $2.7 million, or 11.4% of sales in the prior-year. Second quarter GAAP general and administrative expenses were $3.3 million, compared to the prior-year period of $3.1 million.

Non-GAAP operating profit in the second quarter increased to $2.7 million, compared to $1.0 million in the prior year. As a percent of sales, adjusted operating margin for the second quarter was 9.2% of sales, compared with 4.0% of sales in the prior year. On a GAAP basis, second quarter operating loss was $0.1 million, compared to the prior year period profit of $0.1 million.

Non-GAAP net income for the second quarter of 2017 was $3.0 million, or $0.09 per diluted share, compared to $0.7 million in the prior year period. On a GAAP basis, the Company reported net income of $0.2 million, or $0.01 per diluted share, compared to a net loss of $0.1 million, in the second quarter of 2016.

Balance Sheet and Cash Flow

At June 30, 2017, the Company had cash and marketable securities of $89.3 million, and no long-term debt. Cash flow used in operations for the second quarter of 2017 was $(5.7) million, attributable mostly to the increase in accounts receivable and inventory.

Third Quarter 2017 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

Conference Call Information

Gabi Seligsohn, the Company’s Chief Executive Officer, and Guy Avidan, the Company’s Chief Financial Officer, will host a conference call today at 5:00 p.m. ET, or 0:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-888-576-4398 or +1-719-325-4876. The toll-free Israeli number is 1 80 925 8350. The confirmation code is 9490050.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 9490050. The telephonic replay will be available beginning at 8:00 p.m. ET on Monday, August 7, 2017, and will last through 11:59 p.m. ET on Monday, August 21, 2017. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continue," "believes," "should," "intended," "guidance," "preliminary," "future," "planned," or other words. These forward-looking statements include, but are not limited to, statements relating to the company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: our success in developing, introducing and selling new or improved products and product enhancements, our ability to consummate sales to large accounts with multi-system delivery plans, our ability to fill orders for our systems, our ability to continue to increase sales of our systems and ink and consumables, our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, our success in marketing, and those factors referred to under "Risk Factors" in the company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2017. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of the fair value of warrants deducted from revenues, acquisition related expenses, share-based compensation expenses, amortization of acquired intangible assets and restructuring expenses. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Revenues, net	$55,691	$45,787	$28,589	$23,952
Cost of revenues	30,631	23,625	15,424	12,260
Gross profit	25,060	22,162	13,165	11,692

Operating expenses:
Research and development	9,342	7,896	4,562	4,141
Selling and marketing	10,829	8,772	5,271	4,320
General and administrative	6,138	5,528	3,301	3,106
Restructuring expenses	93	-	93	-
Total operating	26,402	22,196	13,227	11,567
Operating income (loss)	(1,342)	(34)	(62)	125
Financial income (expenses), net	93	96	389	(18)
Income (loss) before taxes on income	(1,249)	62	327	107

Taxes on income	273	415	112	234
Net income (loss)	(1,522)	(353)	215	(127)

Basic net income (loss) per share	$(0.05)	$(0.01)	$0.01	$(0.00)

Weighted average number of shares
used in computing basic
net income (loss) per share	33,151,633	30,420,165	33,658,867	30,474,543

Diluted net income (loss) per share	$(0.05)	$(0.01)	$0.01	$(0.00)

Weighted average number of shares
used in computing diluted
net income (loss) per share	33,151,633	30,420,165	34,719,784	30,474,543

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

GAAP net income (loss) as reported	$(1,522)	$(353)	$215	$(127)
Non-GAAP adjustments
Fair value of warrants deducted from revenues (a)	2,352		1,414
Expenses recorded for share-based compensation
Cost of revenues	287	206	143	103
Research and development	297	156	180	69
Selling and marketing	430	332	210	179
General and administrative	934	768	477	385
Acquisition related expenses
Research and development	-	100	-	50
Intangible assets amortization
Cost of revenues	50	113	25	57
Selling and marketing	677	-	266	-
Restructuring expenses	93	-	93	-

	5,120	1,675	2,808	843
Non-GAAP net income	$3,598	$1,322	$3,023	$716

Non- GAAP diluted net income per share	$0.10	$0.04	$0.09	$0.02

Weighted average number of shares used in computing diluted net income per share	34,702,588	32,006,613	35,235,330	31,985,387

(a)	Reflects a non cash expense for warrants granted to Amazon that is being accounted for as deduction from revenues

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
	June 30,	December 31,
	2017	2016
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,707	$22,789
Available for sale marketable securities	2,657	16,500
Trade receivables, net	29,193	31,638
Other accounts receivables and prepaid expenses	2,991	3,735
Inventory	32,880	24,122
Total current assets	93,428	98,784

LONG-TERM ASSETS:
Available for sale marketable securities	60,955	21,724
Severance pay fund	599	768
Property and equipment, net	11,204	9,247
Intangible assets, net	2,658	3,385
Goodwill	5,092	5,092
Other assets	1,041	1,046
Total long-term assets	81,549	41,262

Total assets	$174,977	$140,046

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$14,440	$16,433
Employees and payroll accruals	5,119	5,918
Deferred revenues and advances from customers	1,020	1,679
Other payables and accrued expenses	5,622	6,103
Total current liabilities	26,201	30,133

LONG-TERM LIABILITIES:
Accrued severance pay	1,128	1,269
Payment obligation related to acquisition	312	1,070
Other long-term liabilities	757	386

Total long-term liabilities	2,197	2,725

SHAREHOLDERS' EQUITY	146,579	107,188

Total liabilities and shareholders' equity	$174,977	$140,046

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net Income (loss)	$(1,522)	$(353)	$215	$(127)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,427	1,110	1,154	586
Fair value of warrants deducted from revenues	2,352	-	1,414	-
Share-based compensation	1,948	1,462	1,010	736
Amortization of premium on marketable securities	277	218	145	111
Increase (decrease) in accrued severance pay, net	28	-	(4)	(23)
Decrease (increase) in trade receivables	2,894	(3,560)	(4,332)	(4,959)
Decrease in other receivables and prepaid expenses	747	491	1,016	830
Increase in inventory	(8,652)	(5,003)	(2,716)	(2,391)
Increase in deferred taxes, net	(183)	(132)	(19)	(467)
Decrease (increase) in other long term assets	194	(13)	45	20
Increase (decrease) in trade payables	(2,060)	(1,680)	(1,851)	29
Increase (decrease) in employees and payroll accruals	(833)	(260)	(1,087)	479
Increase (decrease) in deferred revenues	(692)	203	390	214
Increase (decrease) in other payables and accrued expenses	122	852	(755)	964
Increase (decrease) in other long term liabilities	369	(45)	133	(45)
Loss from sale of property and equipment	29	-	29	-
Foreign currency translation gain (loss) on inter company balances with foreign subsidiaries	(588)	(82)	(475)	303

Net cash used in operating activities	(3,143)	(6,792)	(5,688)	(3,740)

Cash flows from investing activities:

Purchase of property and equipment	(3,431)	(1,533)	(2,536)	(797)
Proceeds from bank deposits, net	-	3,999	-	2,000
Proceeds from sale of marketable securities	38,283	1,523	38,283	1,523
Proceeds from maturity of marketable securities	6,740	2,500	2,000	1,500
Purchase of marketable securities	(70,648)	(7,131)	(22,520)	(3,622)
Net cash provided by (used in) investing activities	(29,056)	(642)	15,227	604

Cash flows from financing activities:

Proceeds from secondary offering	36,052	-	-	-
Payment of deferred issuance cost	(981)	-	(559)	-
Exercise of employee stock options	1,347	273	872	34
Payment of contingent consideration	(1,400)	-	-
Net cash provided by financing activities	35,018	273	313	34

Foreign currency translation adjustments on cash and cash equivalents	99	6	85	(17)
Increase (decrease) in cash and cash equivalents	2,819	(7,161)	9,852	(3,102)
Cash and cash equivalents at the beginning of the period	22,789	18,464	15,770	14,428
Cash and cash equivalents at the end of the period	25,707	11,309	25,707	11,309

Non-cash investing and financing activities:

Purchase of property and equipment on credit	863	373	863	373
Inventory transferred to be used as property and equipment	167	799	167	799